Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

February 16, 2011

Exhibit 99.1

Q&A: Niederauer Talks About the Deal

By AARON LUCCHETTI

NYSE Euronext Chief Executive Duncan Niederauer faces a long battle to close the exchange’s historic Deutsche Börse AG transaction, which he emphasized isn’t a takeover despite the fact that the German exchange operator will get 60% of the new company and 10 of the 17 board members.

The 51-year-old executive took a few minutes in his office Tuesday to answer questions about the yet-to-be named new company and respond to the possibility that CME Group Inc. might launch a hostile bid for his exchange.

NYSE Euronext CEO Duncan Niederauer speaks to the media following the announcement that the parent company of the New York Stock Exchange will merge with the Germany’s Deutsche Boerse to form the world’s largest exchange for stocks and derivatives.

WSJ: Why Deutsche Börse?

Mr. Niederauer: I’ve felt this was the best deal for us for a while, and the best deal for them. We were both very patient. If you think about the businesses, the complementary strengths, it’s pretty obvious. They have the post-trade portfolio. We have listings. We both have derivatives. And in the middle of all that, we have this growing technology-services business. There’s no other deal that would have given us close to that combination.

WSJ: How concerned are you about a counterbid from CME Group?

Mr. Niederauer: You saw the same rumors. We have a signed deal with a great partner. It’s a pretty compelling strategy. I can’t respond until there’s something official.

WSJ: Have you heard from CME at all?

Mr. Niederauer: No.

WSJ: What is your thinking on what the name of the company should be?

Mr. Niederauer: As I’ve said since the beginning, you should always keep these things simple. Yet the name, and really any branding decision, is the most emotional decision anyone makes. From the beginning, there were three choices.

Put the bigger company’s moniker’s first.

Put the better brand first.

Or go with the third route. If it’s a global deal, why would you take either, just come up with an umbrella name? The United Technologies strategy. The Yum Brands strategy. And make sure you brand your sub-brands. The name is going to be a very lengthy discussion. Everybody’s prideful. Brands in this industry are pseudo national treasures or icons. We don’t have a name. Its going to be an interesting discussion.

WSJ: After Sen. Schumer weighed in criticizing the DB NYSE name, is that off the table?

Mr. Niederauer: DB NYSE is off the table. That path is closed. But we have not made a decision.

WSJ: What have you said to Sen. Schumer and other politicians you’ve talked to about this deal?

Mr. Niederauer: We have been focused on what this isn’t. It isn’t a takeover. Of course [Deutsche Börse] gets more of the equity because they have a larger market cap. The board will be balanced, but in line with the ownership structure. Don’t be too focused on the name. And we said, remember the shareholder base is certainly a majority U.S. That’s not a huge statement. Both companies have large institutional shareholder bases. They’re not 100% owned by Germans and we’re not 100% owned by Americans.

WSJ: NYSE was concerned about CME’s dominance over U.S. futures when it bought its two biggest competitors. What’s different in Europe, where your new company will control a CME-like portion of the European futures market?

Mr. Niederauer: We know we are going to have an antitrust hurdle. I remember saying [during the CME’s] Nymex [acquisition], I thought letting a competitor roll up so much of the futures business seemed odd to me. But the [Justice Department] said there was no product overlap. And in the one place where there was, a part of the commodities business, the CME was asked to dispose of that. If I were a customer, I’d want us to put these two exchanges together. The idea of connectivity and savings, I think they’ll encourage us. But there are big hurdles to clear here.

WSJ: Who will oversee the companies’ options business?

Mr. Niederauer: Our expectation going in will be [Deutsche Börse’s] Andreas Preuss, but [NYSE Euronext operating chief] Larry [Leibowitz] will also be involved. I’d say it would be largely Andreas.

WSJ: How is the board going to look?

Mr. Niederauer: If we stick to 17, its going to be a very international board, probably five or six Americans, five or six Germans and five or six people from other jurisdictions.

WSJ: Have you been brushing up on your German?

Mr. Niederauer: No. But I’m running a global company. I’ve been trying to get a little better at some of these other languages. When I introduced [new deputy CEO at NYSE Euronext]

Dominique Cerutti, I did it in French. It wasn’t very good. I must admit it’s humbling to look to a new chairman [in Deutsche Börse’s Reto Francioni] that speaks three or four languages. I’m only fluent in one. I can pretend I speak Japanese, but it’s grade-school level maybe. As Americans, it behooves us to learn pieces of other languages. I thought it sent a positive message when I muddled through to introduce Dominique in French.